Exhibit 99.1

For Immediate Release

CyberArk Announces Changes to Board of Directors

Udi Mokady Elected Chairman; Gadi Tirosh Named Lead Independent Director

Newton, Mass. and Petach Tikva, Israel – July 5, 2016 – CyberArk (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced that its Board of Directors and shareholders elected Udi Mokady, CyberArk’s founder and CEO, as Chairman of the Board, effective June 30, 2016.

Mokady will succeed Gadi Tirosh, Managing Partner of Jerusalem Venture Partners (JVP), who will continue to serve on the Board of Directors as Lead Independent Director. David Campbell, Managing Director of Goldman Sachs’ Merchant Banking Division, is stepping down from the Board of Directors for personal reasons.

“Gadi has provided invaluable leadership and guidance since joining the Board in 2011,” stated Mokady. “I look forward to working with him in his new role as we continue to execute our global growth strategy, including capturing greenfield privileged account security market opportunities, and empowering our customers and partners with proactive cyber security solutions.”

As Lead Independent Director, Tirosh will play a key role on the Board by promoting strong independent leadership and maintaining high standards of corporate governance. Tirosh commented, “It was an honor and pleasure to serve as Chairman of CyberArk through its rapid growth and successful Initial Public Offering on NASDAQ. As founder, CEO and a long-standing Board member, Udi brings tremendous experience, strong execution and industry perspective to the role of Chairman. The Board and I are confident that this new structure will continue to provide strong alignment of vision and strategic execution at the Board and Chairman level.”

Mokady continued, “David’s extensive experience and counsel significantly contributed to our success by helping shape the company’s growth strategy while also focusing on profitability. On behalf of the Board and the company, we wish David success in his future endeavors.”

Mokady has served as President and Chief Executive Officer since 2005; prior to that he held the position of Chief Operating Officer. As the company’s co-founder, Mokady helped establish and grow the global privileged account security market. Mokady was previously general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. Mokady also served in a military intelligence unit in the Israel Defense Forces. Mokady received the New England EY Entrepreneur Of The Year™ 2014 Award in the Technology Security category.

Tirosh has served as a member of the CyberArk Board since June 2011 and as Chairman since July 2013. Tirosh is Managing Partner at JVP, one of the leading international Venture Capital Funds with a strong focus on cyber security investments, as well as an early investor in CyberArk. Previously, Tirosh served as Corporate Vice President of Product Marketing and as a member of the executive committee for NDS Group Ltd.

About CyberArk
CyberArk is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including more than 40 percent of the Fortune 100 – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout EMEA and Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the company blog, http://www.cyberark.com/blog/, follow on Twitter @CyberArk or Facebook at https://www.facebook.com/CyberArk.

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